
03027138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 15 2003
WASH. D.C.
155
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission file number: 000-49796

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CPSI 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

REQUIRED INFORMATION

Item 4. The CPSI 401(k) Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information described in Items 1-3 of Form 11-K.

Index to Financial Statements and Exhibits

(c) Exhibits

23.1 Consent of Cherry, Bekaert & Holland, L.L.P.
23.2 Consent of Wilkins Miller, P.C.
99.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Certified Public Accountants

The Plan Administrator
CPSI 401(k) Retirement Plan
Computer Programs and Systems, Inc.
Mobile, Alabama

We have audited the accompanying statement of net assets available for benefits of CPSI 401(k) Retirement Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CPSI 401(k) Retirement Plan as of December 31, 2002, and the changes therein for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 11 - 12 for the year ended December 31, 2002 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry Bekaert & Holland, L.L.P.

Mobile, Alabama
June 30, 2003


WILKINS
MILLER
CERTIFIED PUBLIC
ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Plan Administrator
CPSI 401(k) Retirement Plan
Computer Programs and Systems, Inc.
Mobile, Alabama

We have audited the accompanying statements of net assets available for benefits of CPSI 401(k) Retirement Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CPSI 401(k) Retirement Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Wilkins Miller, P.C.

August 28, 2002
Mobile, Alabama

WILKINS MILLER, P.C.
2800 DAUPHIN STREET ~ SUITE 101 ~ P.O. BOX 6237 ~ MOBILE, ALABAMA 36660
TELEPHONE: 251-476-5500 ~ FACSIMILE: 251-473-4535
E-MAIL: WMCPA@WILKINSMILLER.COM ~ WWW.WILKINSMILLER.COM

CPSI 401(K) RETIREMENT PLAN

Statement of Net Assets Available for Benefits
Years ended December 31, 2002 and 2001

	2002	2001
Assets		
Investments at fair value	$ 7,888,338	$ 7,811,981
Receivables		
Employer's contributions	423,516	375,412
Employees' contributions	91,365	-
Other	1,500	-
Total receivables	516,381	375,412
Total assets	8,404,719	8,187,393
Net assets available for benefits	$ 8,404,719	$ 8,187,393

See notes to the financial statements.

CPSI 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
Years ended December 31, 2002 and 2001

Additions	2002	2001
Additions to net assets attributed to		
Investment income (loss)		
Net depreciation in fair value of investments	$ (1,690,270)	$ (725,005)
Interest	2,602	2,059
Dividends	190,088	225,620
	(1,497,580)	(497,326)
Contributions		
Participants	1,272,349	1,087,302
Employer	816,134	730,784
Rollovers	-	11,843
	2,088,483	1,829,929
Total additions	590,903	1,332,603
Deductions		
Deductions from net assets attributed to		
benefits paid to participants	373,577	241,561
Total deductions	373,577	241,561
Net increase	217,326	1,091,042
Net assets available for benefits, beginning of year	8,187,393	7,096,351
Net assets available for benefits, end of year	$ 8,404,719	$ 8,187,393

See notes to the financial statements.

Note 1 - Description of plan

The following brief description of the CPSI 401(k) Retirement Plan (the Plan) is provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan and was adopted January 1, 1994 covering all full-time employees of Computer Programs and Systems, Inc. (the Company) who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded primarily by salary reductions employees elect to defer, a matching contribution equal to the first $1,000 deferral per participant, plus a discretionary amount determined by the Company. Prior to January 1, 2002, participants could rollover amounts into the Plan representing distributions from other qualified plans.

The Plan was amended effective January 1, 2002, to reflect certain provisions of the Economic Growth and Tax Relief Act of 2001. Significant changes are: 1) rollover contributions are no longer accepted and 2) catch-up of contributions for participants who have attained age 50 before the end of the year are allowable. This amendment shall supersede the provisions of the Plan to the extent these provisions are inconsistent with the provisions of this amendment.

Participant accounts

The Company will allocate the amount a participant elects to defer to an account maintained by the Trustee on the participant's behalf. If the participant is eligible, the Company will also allocate the matching contribution made to the Plan on the participant's behalf. The Company's discretionary contribution will be "allocated" or divided among participants eligible to share in the contribution for the Plan year. In addition, a participant's account will be credited with a share of the investment earnings or losses of the trust fund.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on vesting years of service as follows:

Note 1 - Description of Plan (continued)

Vesting (continued)

Years of Service	Percentage
Less than 2	0
2	20
3	40
4	60
5	80
6	100

Payment of benefits

Payment of a participant's account balance is available upon death, disability or retirement. If employment terminates for reasons other than those listed above, the participant will be entitled to receive only the "vested percentage" of his or her account balance, and the remainder of his or her account balance will be forfeited. Only employer matching and discretionary contributions are subject to forfeiture.

Forfeited accounts

At December 31, 2002 and 2001, forfeited nonvested account balances totaled $16,125 and $29,040, respectively. This amount will be used to reduce future employer contributions to the Plan in 2003 and 2002, respectively.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (continued)

Use of estimates (continued)

The Plan invests in various managed funds that include U. S. Government securities, corporate and governmental debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Valuation of investments and income recognition

The Plan's investments are stated at fair value. Units of separate accounts are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment of benefits

Benefits are recorded when paid.

Note 3 – Administrative expenses

The Plan's sponsor (the Company) paid the administrative expenses incurred by the Plan for the year ended December 31, 2002 and 2001.

Note 4 – Plan termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their accounts.

Note 5 – Tax status

In 2001, the Plan adopted the Invesco Prototype Plan and Trust which obtained its latest determination letter dated August 30, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan qualifies under Section 401(a), and the related trust is tax-exempt as of December 31, 2002 and 2001. Therefore, no provision for income taxes is included in the Plan's financial statements.

Note 6 – Investments

The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the Plan's net assets. All investments are participant directed.

Description	2002	2001
Federated Max-Cap Institution Service Fund	$ 584,437	$ 701,740
Dreyfus Disciplined Stock Fund	447,946	593,593
AmSouth Stable Principle Fund	2,599,335	1,471,489
AmSouth Balanced Fund	608,802	672,702
AmSouth Value Fund	893,394	1,227,728
Fidelity Advisor Equity Growth Fund	1,240,533	1,979,685
Fidelity Advisor Growth Opportunity Fund	-	366,214
Franklin Balance Sheet Investment Fund	762,312	453,579

During the years ended December 31, 2002 and 2001, the Plan's investments, including gains and losses on investments bought, sold, and held during the year, depreciated in value by $1,690,270 and $725,005, respectively, as follows:

	2002	2001
Appreciation (depreciation) of investments at fair value as determined by quoted market price		
Common/collective fund	$(1,637)	$ 18,562
Mutual funds	(1,688,633)	(743,567)
	$(1,690,270)	$(725,005)

Note 7 – Benefits payable

Net assets available for benefits include benefits due to participants in the Plan as of December 31, 2002 and 2001. Benefits are recorded when paid.

Note 8 – Related party transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company. AMVESCAP National Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In 2001 and early 2002, AmSouth Bank served as trustee; therefore, these transactions also qualify as party-in-interest transactions. Fees for these services were paid by the Plan sponsor.

Note 8 – Related party transactions (continued)

Effective in August, 2002, the Plan allows participants to purchase stock in the Company (the Plan sponsor). The total shares allowable for acquisition is 400,000 shares of common stock. The Plan has purchased 6,191.5771 shares from the open market. These transactions qualify as party-in-interest transactions.

Note 9 – Commitments and contingent liabilities

There are no known lease commitments, other commitments, or known contingent liabilities as of December 31, 2002 and 2001.

Note 10 – Subsequent events

Subsequent to December 31, 2002, the equity markets experienced wide fluctuations in value. In addition, there were various transactions with the Plan in the normal course of business. The following is a summary of the Plan's assets at December 31, 2002, and the value of those assets at the May 31, 2003 prices, which were the latest prices supplied by the third party administrator:

		December 31, 2002		May 31, 2003	
	Shares	Price	Value	Price	Value
AmSouth Stable Principal Fund	259,933	$ 10.00	$ 2,599,335	$ 10.00	$ 2,599,335
AmSouth Value Fund	75,012	11.91	893,394	12.89	966,905
AmSouth Large Cap Fund	3,541	14.39	50,957	15.81	55,983
AmSouth Balanced Fund	56,686	10.74	608,802	11.32	641,686
CPSI Stock	6,192	22.40	138,706	19.88	123,097
Dow Jones Global 40% Portfolio Index Fund	6,382	14.15	90,348	15.21	97,070
Franklin Balance Sheet Investment Fund	20,553	37.09	762,312	39.46	811,021
Federated Max-Cap Institution Service Fund	32,852	17.79	584,437	19.50	640,614
Dreyfus Disciplined Stock Fund	18,276	24.51	447,946	26.37	481,938
Dreyfus Appreciation Fund	2,661	31.20	83,030	33.35	88,746
Fidelity Advisor Equity Growth Fund	36,735	33.77	1,240,533	38.01	1,396,297
Fidelity Advisor Dividend Growth Fund	7,000	9.21	64,466	10.03	70,210
Fidelity Advisor Growth Opportunities Fund	14,604	22.19	324,072	24.91	363,786
			$ 7,888,338		$ 8,336,688

CPSI 401(K) RETIREMENT PLAN

EIN: 63-0765345
Plan Number 001
Form 5500 - Schedule H, Part IV, Item 4(i)
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2002

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(e) Current Value
*	AmSouth Bank	259,933.4727 units Stable Principal Fund	$	2,599,335
*	AmSouth Bank	75,012.1234 units Value Fund		893,394
*	AmSouth Bank	3,541.1242 units Large Cap Fund		50,957
*	AmSouth Bank	56,685.5156 units Balanced Fund		608,802
	Dow Jones	6,382.2896 units Dow Jones 40 Global Portfolio Index Fund		90,348
*	CPSI	6,191.5771 units CPSI Stock		138,706
	Franklin	20,533.0271 units Franklin Balnace Sheet Investment Fund		762,312
	Federated	32,852.0078 units Federated Max Cap Institution Service Fund		584,437
	Dreyfus	18,276.0616 units Dreyfus Disciplined Stock Fund		447,946
	Dreyfus	2,661.2233 units Dreyfus Appreciation Fund		83,030
	Fidelity	36,734.7715 units Fidelity Advisor Equity Growth Fund		1,240,533
	Fidelity	6,999.6126 units Fidelity Advisor Dividend Growth Fund		64,466
	Fidelity	14,604.3946 units Fidelity Advisor Growth Opportunity Fund		324,072

* Party-in-interest

Column (d) is not presented as these are participant directed accounts.

CPSI 401(K) RETIREMENT PLAN

EIN: 63-0765345
Plan Number 001
Form 5500 - Schedule G, Part III
Schedule of Nonexempt Transactions
Year Ended December 31, 2002

Prohibited Transaction	Amount
Plan sponsor failed to remit employee 401(k) withholdings as soon as practicable (Plan sponsor usually deposited the amounts withheld for the first pay period of each month approximately within 15 days); interest has been accrued by the Plan and is due from the Plan sponsor	$ 1,500

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 14, 2003.

CPSI 401(K) RETIREMENT PLAN

By: Computer Programs and Systems, Inc.

By: 

M. Stephen Walker
Vice President - Finance and
Chief Financial Officer

EXHIBIT INDEX

No.	Description of Exhibit
23.1	Consent of Cherry, Bekaert & Holland, L.L.P.
23.2	Consent of Wilkins Miller, P.C.
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23.1

Consent of Cherry, Bekaert & Holland, L.L.P., Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-27285) of Computer Programs and Systems, Inc. of our report dated June 30, 2003, relating to the financial statements of the CPSI 401(k) Retirement Plan, which appears in this Form 11-K.

Cherry Bekaert & Holland, L.L.P.

Mobile, Alabama
July 14, 2003

Exhibit 23.2

Consent of Wilkins Miller, P.C., Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-27285) of Computer Programs and Systems, Inc. of our report dated August 28, 2002, relating to the financial statements of the CPSI 401(k) Retirement Plan, which appears in this Form 11-K.

Wilkins Miller, P.C.

Mobile, Alabama
July 14, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the CPSI 401(k) Retirement Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, David A. Dye, President and Chief Executive Officer of Computer Programs and Systems, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

The foregoing certification is incorporated solely for the purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act and is not intended to be used for any other purpose.

Dated: July 14, 2003

By: 
David A. Dye
President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the CPSI 401(k) Retirement Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, M. Stephen Walker, Vice President – Finance and Chief Financial Officer of Computer Programs and Systems, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

The foregoing certification is incorporated solely for the purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act and is not intended to be used for any other purpose.

Dated: July 14, 2003

By: 

M. Stephen Walker
Vice President - Finance and
Chief Financial Officer